Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For February 21, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
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The distribution of this announcement, in whole or in part, in, into or from any jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.
N E W S            R E L E A S E
Recommended cash offer for Gallaher Group Plc by JTI (UK) Management Ltd (a wholly-owned subsidiary of Japan Tobacco Inc.)
European Commission approves acquisition of Gallaher Group Plc by JTI (UK) Management Ltd
On 15 December 2006, Japan Tobacco Inc. (“JT”) announced an offer by its wholly-owned subsidiary JTI (UK) for Gallaher. The European Commission today announced it has unconditionally cleared under the EU Merger Regulation the acquisition of Gallaher by JTI (UK).
The Scheme implementing the acquisition will require the approval of Scheme Shareholders at the Court Meeting to be held at 10.00am on 9 March 2007 at Salters’ Hall, 4 Fore Street, London EC2Y 5DE and the passing of a special resolution by Gallaher Shareholders at the EGM to be held immediately after the Court Meeting at the same location. The implementation of the Scheme and the Offer also remain subject to the satisfaction or waiver of certain Conditions, which are set out in Part Three of the Scheme Document dated 19 January 2007.
JT and Gallaher expect the acquisition to be completed on 18 April 2007, in line with the original timetable announced in the Scheme Document dated 19 January 2007.
Capitalised terms used but not defined in this announcement have the same meanings as set out in the Scheme Document dated 19 January 2007.
21 February 2007
Enquiries:
Gallaher Group Plc
Claire Jenkins — director, investor relations and group planning
Telephone: +44 (0)1932 372 000
Cardew Group (PR adviser to Gallaher)
Anthony Cardew, Tim Robertson or David Roach
Telephone: +44 (0)20 7930 0777
Continued/...

This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. The Offer is made solely by means of the Scheme Document and the accompanying scheme documentation, which contain the full terms and conditions of the Offer.
Dresdner Kleinwort, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the Offer and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Dresdner Kleinwort, or for affording advice in relation to the contents of this announcement or any matters referred to herein.
Greenhill, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the Offer and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Greenhill, or for affording advice in relation to the contents of this announcement or any matters referred to herein.
Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Gallaher in connection with the Offer and is not acting for any other person in relation to the Offer and will not be responsible to anyone other than Gallaher for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Offer or any other matters referred to in this announcement.
Merrill Lynch is acting exclusively for JT and JTI (UK) in connection with the Offer and no-one else and will not be responsible to anyone other than JT and JTI(UK) for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this announcement.

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Jacky Stockman
		Name:	Jacky Stockman
Date: February 21, 2007		Title:	Programme Manager, investor relations